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James Frischling

Principal at Branded Strategic Hospitality

New York, New York

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- Branded Strategic Hospitality
- Columbia Business School
- See contact info
- 500+ connections

Entrepreneur and experienced finance professional with a 29-year history of working in the financial services, capital markets and hospitality industry.

Activity

2,124 followers

 New Jersey moves one step close to legalizing cannabis. Is NJ going to ge...
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 All would go great with Eamon Rockey's Mlik Punch! #One2One!...
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 @brandedstrategichospitality I was enjoying some masterful cocktails wi...
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 Branded Strategic Hospitality ("BSH") is so excited...
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Experience

 **Principal & Co-Founder**
Branded Strategic Hospitality
Nov 2017 – Present · 1 yr 3 mos
Greater New York City Area

Connecting Hospitality, Technology and Capital. Branded Strategic Hospitality ("BSH") is a solutions-oriented company that leverages its ecosystem of restaurants, hospitality expertise and deep relationships to influence, redefine and evolve HI-Tech (Hospitality Industry Technology) and unique food & beverage brands.

BSH was created to capitalize on the opportunities to invest and partner with early and growth stage HI-Tech and unique food & beverage companies and other capital providers.
... See more

Partner & Finance Director
Branded Restaurants USA
Sep 2007 – Present · 11 yrs 5 mos
Greater New York City Area

Branded Restaurants USA has built three unique dining concepts on the idea that going out for a meal isn't just about eating. It's about fun, friends and atmosphere not to mention, an

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Member Board Of Directors & Principal

Oak Branch Advisors

Sep 2017 – Present · 1 yr 5 mos
Greater New York City Area

Technology Driven Solutions for Private Credit Investors: Middle Office Services, Due Diligence, Valuation and Analytics that enable transparency, cost efficiency and scalability.

Principal

MuniRisk™

Jan 2017 – Present · 2 yrs 1 mo
Greater New York City Area

MuniRisk Ltd is pleased to announce the launch of MuniRisk on the Bloomberg App Portal. MuniRisk is a municipal credit research application that is exclusively available to subscribers of the Bloomberg Professional service at APPS CREDIT<GO>. It is the first contributed application to the Bloomberg Terminal that offers comprehensive credit surveillance and analy... See more

Co-Founder & Strategic Advisor

NewOak Capital LLC

May 2008 – Present · 10 yrs 9 mos
Greater New York City Area

NewOak Capital is a combined Financial Advisory and Tech-enabled Venture firm, founded in 2008. Its traditional Advisory Businesses across Capital Markets Transactions, Finance & Risk, Financial Litigation Consulting, Fundamental Credit Analysis, and Complex Asset Valuation have driven an informed Venture platform with minority and majority ownership stakes in... See more

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Education

Columbia Business School

MBA, Finance

1992 – 1994

Wesleyan University

BA, Government

1986 – 1990



 

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